Filed by Friedman, Billings, Ramsey Group Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1934

                               Subject Company: FBR Asset Investment Corporation
                                                   Commission File No: 001-15049

MEDIA:      WEBCAST
MARKET:     INTERNET
DATE:       02/07/03
TIME:       11:00 AM
SUBJECT:    FBR CONFERENCE CALL


KURT HARRINGTON, CHIEF FINANCIAL OFFICER OF FRIEDMAN, BILLINGS, RAMSEY GROUP:
Thank you. Good morning. This is Kurt Harrington, Chief Financial Officer of Friedman, Billings Ramsey Group.

Before we begin the call, I'd like to remind everyone that statements concerning future performance, developments, events, market forecasts, revenues, expenses, earnings, run rates, and any other guidance on present or future periods constitute forward-looking statements. These forward-looking statements are subject to a number of factors, risks, and uncertainties that might cause actual results to differ materially from stated expectations or current circumstances. These factors include, but are not limited to, the effect of demand for public offerings, activity in the secondary securities markets, interest rates, the high degree of risk associated with technology and other venture capital investments, available technologies, competition for business and personnel, and general economic, political, and market conditions. Additional information concerning factors that could cause actual results to differ materially is contained in FBR Asset's Annual Report on Form10-K and quarterly reports on Form
 10-Q.

I would now like to turn the call over to our chairman and Co-Chief Executive Officer, Emanuel Friedman. Also joining us this morning are Eric Billings, vice chairman and Co-CEO, and Bob Smith, our Chief Operating Officer.

EMANUEL FRIEDMAN, CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY:
Thank you, Kurt. We are hosting an investor call this morning to clarify information following last week's joint call with FBR Asset Investment Corporation that, in retrospect, was less clear than we would have liked. Specifically,

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One, we want to convey that we believe the fourth quarter was in many ways one of the best, qualitatively, in the company's history.

Two, we believe that currently our capital markets business is as diversified and strong as we have ever seen it, and the environment is very conducive to our continued growth.

Third, our overall revenues and profitability are more stable and predictable t han at anytime in the company's history,

Four, earnings from our balance sheet will be increasing into 2003 as we deploy excess capital into earning assets.

We will discuss our full-year 2003 revenue guidance of $330 million, representing a 23% increase over full year 2002, and our resulting earnings expectation in the range of a $1.24 to a $1.39 per share on a fully taxable basis.

First, I want to emphasize that our fourth-quarter results illustrate the continued strength and underlying dynamics of our business. In fact, it was qualitatively one of the best quarters in the history of the firm. This is true even though our investment banking revenues in the fourth quarter were down from our very strong third quarter. Of course, revenue volatility quarter to quarter is inherent in the investment banking business, but even in this circumstance, our fourth quarter reflects a platform which, as we will explain, will generate about an 18% percent annualized cash return on equity, even at the fourth quarter's investment banking levels.

The reasons for this are threefold. One, the impact of significantly increased balance sheet earnings, two, the continued growth in asset management earnings, and three, expense containment.

This morning I will discuss the dynamic of our business by distinguishing three categories of revenues--balance sheet earnings, asset management revenues, and capital markets.

One, balance sheet earnings. Part of the key to understanding the growth dynamic of our business is the incremental $21 million in annual revenues from balance sheet investment that we expect in 2003 that is, the increase over and above the fourth quarter run rate $18 million. As we said in last week's release, we have total GAAP equity of $245 million, or approximately $5.28 a share. It is important to

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understand that only about $50 million of this is used in our operating business. The balance, almost $200 million and growing with retained earnings, is deployed in our long-term investments or is currently held in cash or convertible to cash and available for investment.

We continually review our capital needs and potential returns. For several months we have begun to redeploy our capital from equity investments, primarily hedge and private equity, into fixed income, particularly investment-grade, government agency mortgage backeds. As our December 31 schedule of long-term investment shows, at year-end we held $75 million in FBR Asset and $75 million in long-term investments. The balance of $45 million of excess capital at December 31st, 2002 was available for investment in our mortgage-backed strategy. As we have said in last week's conference call, we did deploy $35 million into that strategy in January, and we expect to redeploy another $35 million from our hedge funds, cash, or retained earnings for a total of $70 million in the mortgage-backed strategy.

On our $75 million investment in FBR Asset, we expect to generate at least twenty percent, on $15 million in revenues, As an investor in FBR Asset ourselves, this return is net of fees and expense. FBR Asset held a conference call yesterday to discuss the basis for this guidance.

On the $70 million of our own equity capital invested directly in government agency mortgage backs, the $35 million we invested last week was invested at a spread of 240 basis points, which equates to a return on equity of approximately 24 percent. This return would generate almost $17 million on the full $70 million that we intend to invest in this strategy.

On the $60 million that would remain in our long-term investment, after redeployment of some capital in the mortgage-backed strategy, we target a 12 percent gross return for 2003, or more than $7 million.

Total revenues from these items will therefore be $39 million in 2003, compared with an annualized four-quarter number of $18 million. Why the increase? Because we built up excess capital during 2002 that we are now investing because we are deploying capital in the mortgage-backed for more volatile equity strategies, and because we think the worst of our technology venture capital losses are behind us. We expect the pre-tax earnings impact of this $39 million of revenues to be in the region of $35 million.

Two, asset management. Now let me discuss the asset management business. We expect asset management fees to continue to grow in 2003. Why? First, because our assets under management

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continue to grow.  Our mutual  fund  assets  grew by 18 percent in 2003,  and in addition, FBR Asset has grown, with $37 million of new equity capital in December of 2002. As the capital base on which we receive bases fees has grown, so have the fees. On this basis, we would expect fees from FBR Asset under the current terms at an annualized rate of about $12 million in base fees for the full year 2003, and incentive fees of between $24 to $27 million. We expect fees from our other managed vehicles of more than $25 million. Total asset management fees for 2003 would thus reach approximately $61 million on a full-year basis, contributing approximately $28 million in pre-tax income. Obviously, we're now talking about FBR Group on a stand-alone basis. After the merger of FBR Group and FBR Asset, the fees from FBR Asset will be replaced by increased spread income and other balance sheet earnings in the merged entity. Our other asset management business will be unaffected.

I would now like to turn the call over to the co-CEO, Eric Billings.

ERIC BILLINGS, VICE CHAIRMAN AND CO-CEO, FRIEDMAN, BILLINGS, RAMSEY GROUP, INC.:
Thank you, Manny. In the capital markets businesses, we have provided revenue guidance of $150 million in investment banking and $78 million in brokerage for a total of capital markets $228 million out of our overall total of $330 million for 2003. This represents only a 10 percent increase over 2002 capital markets revenues. We believe these revenues are very achievable considering our standing as an investment bank and the competitive environment.

Over the last several years, we have broadened and deepened our capital markets platform into new industries, new products, and new accounts. As a result, we are a top-ranked underwriter, particularly in the middle markets, approximately number 8 for issuers of less than a billion dollar market cap sized company, number three for companies with less than $500 million in market cap size. And overall, we were the number twelve ranked lead managed underwriter by dollar volume raised in 2002 for all industries and all market caps. For the one in five-year period which ended December 31st, 2002, from a performance perspective, we rank number one in after market performance on all of our lead managed underwritings.

As the firm has matured, and as we have developed a reputation as a merchant bank, we have seen more repeat business and secondaries. Of our forty transactions, lead-managed transactions over the last two years, thirty-two were follow-on and secondaries, demonstrating very importantly our ability to maintain customer relationships in contrast to earlier years. The impact of maintaining these

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relationships  is twofold.  It provides greater  predictability  of revenues and increases our access to profitable M&A and advisory activity.

At the same time, much of our competition, particularly in the middle markets, has disappeared as many strong mid-tier investment banks have ceased to exist or have been diminished.

Our investment banking pipeline is strong. This week we priced a $40 million REIT transaction. We are currently on the road with a $100 million financial services IPO. We have $160 million IPO from our diversified industries group that we have already filed. We are also working on some very large transactions that have not yet been filed, and all of our industry teams are extremely active. 35 percent of our transactions in 2002 were in non-FIG, non-real estate related areas.

In institutional brokerage, we have also made great strides. 2002 revenues were $63 million. This compares with $29 million in 1997. Over a period when commissioned business in our industry has come under enormous pressures, we had more than doubled our commissioned revenues over this time frame. 75 percent of our research names have no investment banking relationships with the firm. We have set for ourselves a long-term goal of becoming at least the number fifteen broker on the list of the top institutional accounts in the country. Achieving this goal, in our judgment, would take our brokerage revenues by itself, to approximately $200 million.

We are recognized as a leading capital markets player in the financial services and real estate industry, but it is important to realize, again, that approximately thirty-five of our five analysts, thirty five of our seventy-five bankers, and a significant portion of our brokerage revenues are in other industries--technology, energy, health care, and diversified industries.

Following the merger with FBR Asset, the majority of our earnings of the combined entity, will be derived from the REIT qualifying assets and will be distributed to shareholders. Pro forma for the merger, we expect fully taxed earnings of approximately a $1.52 per share1 and an annual dividend of approximately a $1.37. Importantly, only $50 million of our current equity capital is used in our capital markets platforms. We will therefore be able to pay these dividends and still maintain our growth characteristics through the compounded growth of retained earnings of the operating businesses in addition to paying these substantial dividends.

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Our continued growth will be driven by maintaining client  relationships,  which drives increased secondaries and follow-on and M&A advisory activity, increasing market share in our institutional secondary brokerage business, broadening into new industry focuses, our ability to continue to hire great new people on a disciplined basis, and the fact that our competition is under great pressure, and our aggregate resources in the combined businesses will be the largest and the most significant they have ever been at the same time that the environment for us vis-a-vis the competitive circumstance is the greatest it has ever been for us.

We are filing our amended S-4 for the merger this morning. The S-4 is filed under the name "Forest Merger Corp." The record date for both the FBR Group and FBR Asset special meeting is now February 13th. We expect favorable Fed actions on our applications to occur in a timely manner after February 18th, the close of the comment period on our application.

We would like to open the call now to any questions people may have.

MODERATOR: Excuse me, this is the conference operator. At this time, if you'd like to ask a question, press star-one on your touch-tone phone. Once again, that is star-one to ask a question, and you may do so at this time. Joe Stieven, you may ask your question.

JOE STIEVEN (STIFEL NICOLAUS) CALLER: Good morning, guys. Eric, What was the number that you said was non-FIG, non-real estate regarding your investment banking activities?

ERIC BILLINGS: 35 percent of the transactions we did last year were in the non-FIG, non-real estate industry focuses for the company. Also, we didn't mention, but our M&A advisory business grew by a 100 percent last year and specifically grew to just under twenty million. This is obviously the most important, or most profitable, part of the banking business, very reflective of those activities. And those trends are continuing into 2003.

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


STIEVEN: You guys also mentioned the potential for, you know, expansion. Are you talking about new verticals you're looking at or just adding, taking some of your verticals a little bit deeper?

Eric Billings: Joe, particularly we're saying that in an appropriate time frame, and as a rough estimate it would probably be the beginning of next year, we would probably look to add another industry focus. It would have the same characteristics that our others do. The industry will be large and it will be fragmented. When we will enter the vertical we will enter it entirely, which would of course mean with great banking, great research, great institutional brokerage--you know, a very deep, comprehensive focus on the industry. And that is one of the incremental ways we have broadened and stabilized the revenue and predictability and growth of the business and will certainly continue to be in the year.

And, Joe, the second part of your question. Of course, we do constantly add incremental people, and in this environment better than at any time we've seen, to fill out and upgrade the character of each of our existing industry focuses, and that really cannot be underestimated. This is quite an extraordinary time frame in those areas. We would anticipate probably growing the firm from about 465 employees at end of, year-end of 2002 to about 500 at the end of 2003. So disciplined growth, but still growth of very, very capable people and simultaneously, certainly, always looking to upgrade with the best people we can find out there in the industry.

STIEVEN:
Eric, the quote-unquote 35 people you're talking about adding, what level are these people at, typically? Are these real senior bankers, senior research people, or are you counting the staff that comes along with them? Just trying to get a sense of, are these rainmakers, or sort of what line are they?

ERIC BILLINGS: Yeah, great question, Joe. And very important. When you, when we go through this planning, as of course we do every year, it is really, really important to be disciplined about this, particularly in these environments, because you can find yourself expanding more rapidly than you think and more productively than you can facilitate. But specifically, Joe, these will be senior--as you described them, definitely rainmaker-type people, and they will be more substantially in our investment banking profit center than in other areas at this time. We would intend to add managing directors in each of our industry focuses and are looking to add these people currently, as we speak. We will be adding a little
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bit on the  institutional  brokerage side. We will be adding a little bit on the senior research side, but mostly it will be in the investment banking, and they are very much production-oriented additions.

STIEVEN:
Okay. Thanks, guys.

ERIC BILLINGS:
Thank you, Joe.

MODERATOR:
Richard Herr, your line is open.

RICHARD HERR (KBW), CALLER: Hi. Good morning, guys. Thanks for having the call. Just a couple quick questions. One is on your pipeline. I see it goes $240 million in lead-managed IPOs. I was wondering if there was anything more coming down that you guys can kind of give us some color on? And the second question is regarding the deal. It looks like it's on schedule, but if it gets delayed, who gets the dividends? And if the price of the FBR stock is below the collar ten days prior to the meeting, what would happen? Would the deal get renegotiated? Thank you.

EMANUEL FRIEDMAN: In terms of this dividend, what we could do if there's any type of delay, we would delay the ex-date of the dividend so that it would still be done together. We at FBR have said that we will not, we will not renegotiate the collar period. That's a decision that we've made, and it's important for everyone to understand that. Of course, the FBR Asset special committee can waive the collar if they want to, but we will not renegotiate it.

In terms of the pipeline, keep in mind that last year we had virtually no IPOs--one very small IPO, about $10 million, in the first two months of this year. It looks like we'll have approximately a $250 million of just IPOs, so we're pretty excited about the depth of the pipeline. And as Eric suggested earlier, we do have a number of large transactions that are potentially, that could be done, which we think will be done, and we have a number of actually important restructuring potentials that are also out there.

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ERIC BILLINGS:  And just to follow up a little bit on that, the important  thing is the diversity of the pipeline, from our perspective. Given the current circumstance in the capital market in the United States and the business environment,  although  it's  subdued  and  therefore  would  be  defined  as  a
challenging  environment,   I  really  would  emphasize,  there  are  very  good
environments for us. We have a significant amount of activity in companies that we are very optimistic that we will be, we will raise capital for and/or advise in, really, each of our industry focuses. And we are very optimistic that we will be filing a, for instance, one very substantial transaction, could quite possibly be larger than half a billion dollar IPO coming up here in the very near future, so the breadth and the depth or the backlog is again, as Manny described, very, very good and very strong and very diversified.

And as it relates to the merger transaction, just a final comment as well. The regulatory processes, and obviously there are two different agencies that are involved, because certainly the Federal Reserve Board involved which we commented on. The SEC, of course it is all part of the normal process. But at this time, as you did say, it is going according to plan and going very well. We do anticipate a closure well before the end of the first quarter, so we do anticipate, unless something unusual were to occur, this should certainly be completed well before the end of the first quarter.

STIEVEN:
Okay. Terrific, guys. Thank you very much.

FBR REPRESENTATIVE:
Thank you.

MODERATOR:
Eric Woodworth, your line is open.

ERIK WOODWORTH (COHEN BROTHERS), CALLER: Good morning, and thank you for these clarifications. In a post-merger world, could you give us a little bit more information on how you will determine the amount of the fees paid from the REIT parent to the taxable REIT sub and vice versa--how much the taxable REIT sub will be able to contribute in capital to the parent, if at all?

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

ERIC BILLINGS: Yes, absolutely, Eric. First of all, there will be no fees paid from the REIT to the taxable subsidiary. So specifically, the simplest way to think about that, obviously, is that the REIT currently earns the money and then FB Asset pays it to FBR Group in the form of a contractual fee. Post the merger, that profitability will simply stay in the REIT, the spread-based side of the business. So it's actually just simpler from that perspective.

WOODWORTH: Is there no management fee required to--just by the nature of that relationship, or are you saying there's no management or are you saying that there's no management fee required at all?

ERIC BILLINGS: There are management fees that would be equal to the expenses that it, costs to run that business, but as you know, Eric, we run that business, a simple way to think about that, certainly, is less than fifteen basis points of the percentage of assets.

WOODWORTH:
Okay. Great, that's clear.

ERIC BILLINGS: Okay. Now, as it relates to the broker dealer capital market subsidiary, as we retain earnings, we first, of course, very importantly will pay the same taxes we would have paid as a stand-alone company, so we will pay those taxes, we will retain those earnings, and then, as we do today, we will look at those earnings and make a judgment as to what is the highest and best risk-adjusted return we can receive from that retained capital, and we will allocate, of course, accordingly. And so clearly, as I think you all know, we believe that the spread-based agency government-backed mortgage spread business is the highest risk-adjusted return that we can do, and so we would certainly expect that we would be reallocating our retained equity capital in that direction.

One quick point, Erik, and again, to stress, albeit we are indicating earnings of greater than two hundred million, and we would be paying about a $180 million of those earnings out in the form of dividends, but I want to stress that in our current capital markets platform at FBR Group, $250 million of equity, only $50 million is in the broker dealer. We do not need incremental capital to grow our company any more than we have ever through our history. So that is why we can pay out a $180 million

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of our $200 of earnings  and still  maintain  the growth  rate of FBR Group.  In fact, it will be unaffected by paying out that dividend. So it's very important that people understand that dynamic.

WOODWORTH:
Great, thank you.

ERIC BILLINGS:
Thank you.

MODERATOR:
Howard Feingold, your line is open.

HOWARD FEINGOLD (RAYMOND JAMES AND ASSOC.), CALLER: Thank you. Gentlemen, I believe that you said that when the transaction was first proposed, that the tax savings to FBR as a result of this would be on the order, I think you said, of around twenty million dollars?

ERIC BILLINGS:
Yes, that's right, Howard.

FEINGOLD:
Could you take us through the derivation of that?

ERIC BILLINGS: Sure. Very simply, when you think about FBR Group today, we received the management fee, and of course the earnings that we receive from our direct investment in FB Asset today of approximately $75 million, we earn about $12 million net from that direct investment. And as we've indicated on the phone call, the management fees in total, net, are approximately $28 million to FBR Group.

Now, inside the new merged companies, that $28 million stays inside the REIT, as does the $12 million of net earnings we received from our investment, direct investment. In addition, the investments that we make in our mortgage spread business, as we just indicated, we're reallocating $70 million of our own equity capital into our mortgage-backed spread strategy, which will be identical to the FB Asset's, and that will all be retained in the REIT side of the business. In the aggregate, that is approximately $55

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million of a $100  million of pre-tax  earnings  that FBR Group would  otherwise achieve on a stand-alone basis. Approximately that $55 million staying in the REIT, therefore, would save something in the order of $22 million in taxes that we would otherwise have to pay in the stand-alone FBR Group company.

EMANUEL FRIEDMAN: Keep in mind, those tax savings, again, are only on the REIT-related business, only on the exact REIT-related management and on the REIT-related assets. That is the portion the tax saving is on. Again, on the broker dealer portion, we will continue to pay tax.

FEINGOLD: Okay. And the merged company will be a new entity, as distinct from the two companies today, is that correct?

FBR REPRESENTATIVE:
Yes.

FEINGOLD:
As distinct from the two companies today.

EMANUEL FRIEDMAN:
Yes, they will be a new co.

FEINGOLD:
Okay. Thank you.

EMANUEL FRIEDMAN:
Thank you, Howard.

MODERATOR:
Once again, if you'd like to ask a question, press star-one on your touch-tone phone. Kemp Burns, your line is open. [Pause] Your line is open.

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KEMP BYRNES (FREDA & KEMP BYRNES INVESTMENTS), CALLER:
Okay. This is Kemp Burns. First of all, I want to say that you guys are doing a great job. I have two questions. One is, when you promote investments in companies like AmeriCredit, can you have a takeover provision if they don't meet their projections?

ERIC BILLINGS: Not really. Realistically, we can't. That's really not something that we ever really get involved with. We make--when we make a strategic merchant banking-type investment, which, as you know, we do from time to time and only selectively in those investments that we think are the very best investments that we see from the entirety of our platform. And just as a segue, since that activity occurs substantially from FB Asset, those FBR Group shareholders that are not completely familiar, we've achieved north of a thirty percent return since 1997 in all of those activities. So we're very, very pleased with that.

But specifically, we are a passive investor when we make these investments. We certainly always try to provide financial guidance and help to our, to these companies, given our experience in these industries, but we really don't go further than that.

BURNS:
Okay, let me ask you something. Do you have any provisions that would help your investors if their management team just went haywire?

ERIC BILLINGS: Well, we would have the same recourse, you know, obviously, as voting shareholders if something very, very bad happened. We would, I think we would all act together as voting shareholders and try to make the right changes and alternatives. But I only say, as you mentioned AmeriCredit, I do want to be clear on this. We are very, very happy with the AmeriCredit management, and I know this has been very controversial in recent times, but we would stress that this management, in our judgment, has built one of the finest financial platforms from a business perspective, vis-a-vis measurable return on assets, measurable cost-operated business, measurable service provided to all of the dealerships they do business with. They have in fact, in our judgment, created a very fine business franchise, and by the addition of the $550 million of equity capital, we now believe the company has been transformed into a very fine balance sheet, specifically now having twelve percent tangible equity as the percent of its total managed assets, making it approximately the highest capitalized financial services company in the

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United States.  So we do want to stress that we have great confidence in the management team of AmeriCredit.

ERIC  BILLINGS:
Again, as we've said on previous calls, when you do do the restructuring, we note historically there's often going to be some bumps, and you have to be prepared to go through those bumps.

BURNS: Well, it sounds like you all did your due diligence, and certainly you have a great track record of picking winners. And I understand, though, a part of the problem with that stock, I guess, going down about fifty percent or something, that these hedge funds really created some havoc for that investment and for this company. Do you have people on your investment committee that decides on what investments you're going to make, that sort of act like the devil's advocate of being like a hedge fund operator and picking the deals apart like a hedge fund would before you make the investment?

ERIC BILLINGS: To be very clear on that question, we do extremely extensive due diligence on all of the investments we make and all of the underwritings that we lead or co-manage. We know these industries with extreme depth. We have been involved in these industries for a very long time, so that we believe our combined resources give us a great competitive advantage. It has been a crucial part of the reason why we've achieved such outstanding results in our merchant banking returns and as a lead managed underwriter in the United States over a very long period of time. So we most certainly go to great lengths to understand all of the intricacies of businesses and the investment opportunities and the potential risks that may be involved, and again, think that's why we've had this, the track record of success that we've achieved historically.

BURNS:
One last question. Did any of the hedge funds come up with information about AmeriCredit that you didn't know about?

ERIC BILLINGS:
Not to our knowledge. They did not.

BURNS:
Okay. Thank you very much, and you're doing a phenomenal job, as I said.

ERIC BILLINGS:
Thank you very much. We appreciate it.

MODERATOR:
I'm showing no other questions at this time.

ERIC BILLINGS:
Thank you, everybody, for joining us.

MODERATOR:
Actually, we do have a late question. Did you want to take that?

EMANUEL FRIEDMAN:
Yes, of course.

Moderator:
Joe Stieven, your line is open.

JOE STIEVEN:
Hi, guys. I went back to your old presentation that you guys did when you did FBR stand-alone, FBR Asset stand-alone and then the merger adjustments, and I'm just sort of trying to add things up, and it sounds to me, and maybe you can't you don't want to say it, but it sounds to me that maybe the preliminary estimate was maybe almost too conservative. Am I not doing my math properly? I'm just trying to tie everything down from what you guys originally presented and sort of what you're talking about now.

ERIC BILLINGS:
Joe, are you talking about on FBR Group stand-alone or the merged company?

STIEVEN:
The merged company.

ERIC BILLINGS: You know, Joe, I think it's fair to say that what we want to have as much clarity as possible, on vis-a-vis this call, is the very broad level of activity that our company is having right now. We simultaneously do want people specifically to understand that the level of recurring profitability vis-a-vis the spread-based balance allocations, the asset management that we now have, is giving us, a very significant return, cash return on invested equity, and certainly for the merged company, regardless of where the capital markets level is- if our capital markets were breaking even- we would still have very substantial cash return on invested equity in our company, and so we want people to clearly understand that.

For now, Joe, we want to stay with the guidelines the guidance that we've given in the past. We are firm believers that, you know, relative to our stock price, a $1.50 plus of earnings and a dollar thirty-seven dividend, is, represents an extraordinary investment opportunity, and we think at this time we will stay with that guidance.

KURT HARRINGTON: I think you may be thinking, in the merger presentation, we had two numbers, two earnings numbers, one on a cash basis and one on a GAAP basis after the amortization of step-ups. So the dollar fifty, the higher number, is before the step-up adjustments.

STIEVEN: Okay. It sounds like when you're going just through FBR Group alone, it sounds like some of the things just that FBR Group alone were maybe a little bit better than what you guys had originally estimated. But that's fine. I'll go back and look at my numbers again.

ERIC  BILLINGS:
Joe, I don't want you to misunderstand this. We want you to understand, specifically, the FBR Group level of activity is very deep, very broad, very strong. And having said that, you know, we've already given guidance that would be purposeless to raise.

STIEVEN:
Okay.

ERIC BILLINGS:
And so we'll stay with it for right now.

STIEVEN:
Okay, fair enough. Thanks, guys.

ERIC BILLINGS:
Thank you, Joe.
Thank you, everybody, for joining us. We appreciate it a great deal.

                                      # # #
Proxy Information

In connection with the proposed transactions, Friedman, Billings, Ramsey Group, Inc., FBR Asset Investment Corporation and Forest Merger Corporation have filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission. In addition, FBR Group, FBR Asset and Forest Merger Corporation will prepare and file a definitive joint proxy statement/prospectus and other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the definitive joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents containing information about FBR Group and FBR Asset, without charge, at the SEC's web site at http://www.sec.gov. Free copies of both companies' filings may be obtained by directing a request to 1001 Nineteenth Street North, Arlington, Virginia 22209, Attention: Investor Relations.


Participants in Solicitation

FBR Group, FBR Asset and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning FBR Group's participants in the solicitation is set forth in FBR Group's proxy statement for its annual meeting of stockholders, filed with the SEC on May 30, 2002. Information concerning FBR Asset's participants in the solicitation is set forth in FBR Asset's proxy statement for its annual meeting of stockholders, filed with the SEC on April 23, 2002. Additional information is set forth in the preliminary joint proxy statement/prospectus and will be set forth in the definitive preliminary joint proxy statement/prospectus when it is filed with the SEC.

--------
1 excludes net MBS premium annualization of $10.8 million or 8 cents a share